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Free Writing Prospectus dated October 16, 2008	Filed Pursuant to Rule 433(d) Registration Statement No. 333 - 153488 October 16, 2008

Diageo Capital plc
US$1,000,000,000 7.375% Notes due 2014
Guaranteed as to the payment of Principal and Interest by
Diageo plc

Final Term Sheet

Issuer:	Diageo Capital plc
Guarantor:	Diageo plc
Security:	7.375% Notes due 2014
Format:	SEC Registered
Principal Amount:	U.S.$1,000,000,000
Net Proceeds:	U.S.$993,180,000
Minimum Denomination:	U.S.$1,000
Day Count:	30/360
Reoffer Price:	99.618%
Reoffer Yield:	7.454%
Coupon:	7.375%
Underlying Treasury:	3.125% due 30 September 2013
Treasury Yield:	2.829%
Spread:	4.625%
Settlement Date:	October 21, 2008
Maturity Date:	January 15, 2014
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2009
Business Days:	New York/London
Optional Make-Whole Redemption:	The greater of 100% of principal amount or present value at a discount rate of Treasury plus 50 bps
Use of Proceeds:	General corporate purposes
Joint Bookrunners:	Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and HSBC Securities (USA) Inc.
Expected Rating:	Moodys: A3/S&P: A-/Fitch: A
Expected Listing:	NYSE (expected within 30 days after Settlement Date)

        This document includes disclosure about Diageo's debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

        Diageo has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Diageo has filed with the SEC for more complete information about Diageo and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Diageo, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Credit Suisse Securities (USA) LLC at 1-800-221-1037, Goldman, Sachs & Co. at Prospectus Department, 1-212-902-1171 or HSBC Securities (USA) Inc. at 1-866-811-8049.

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Diageo Capital plc US$1,000,000,000 7.375% Notes due 2014 Guaranteed as to the payment of Principal and Interest by Diageo plc